Exhibit 99.1

Beamr announces its SaaS is now powered by NVIDIA NVENC and unveils its free program and future pricing at $0.05 per GB

Tel-Aviv, Oct. 16, 2023 (GLOBE NEWSWIRE) -- Beamr, a leader in video optimization technology, is excited to announce its latest beta service, which is now powered by NVIDIA NVENC, coupled with Beamr’s Content Adaptive Bitrate (CABR) technology, offering accelerated storage optimization at scale.

“Today we are releasing the third Beta of our service, which now uses Beamr CABR combined with NVIDIA NVENC acceleration on Amazon Web Services (AWS). We are moving rapidly towards a commercial release of our service in Q1 2024,” said Sharon Carmel, Founder and CEO of Beamr.

Since its IPO, Beamr has moved from completion of its technology’s integration with NVIDIA GPUs to availability of its solution on AWS in 6 months. This third Beta version has a new user interface for manual video optimization, an API for large-scale automation, and support for NVIDIA GPUs for large-scale, cost-effective automation at high speed on AWS.

“The combination of high-performance NVIDIA NVENC with Beamr’s CABR technology offers businesses with large video repositories a compelling solution for reducing storage requirements without compromising video quality, at scale,” said Sepi Motamedi, Global Broadcast Industry Strategy and Marketing Lead at NVIDIA.

Beamr is committed to democratizing video optimization and making it available to everyone at low cost. Today, Beamr is unveiling its pricing plan for the launch of the Beamr SaaS platform. Users can process video content at the incredibly competitive rate of only $0.05 for each GB processed. Beamr believes this pricing model ensures affordability and flexibility for content providers of all sizes.

Beamr customers can anticipate substantial savings, with an average of a 30% reduction in storage and networking costs, all while benefiting from highly affordable processing rates. To further enhance the customer experience, Beamr has introduced a savings calculator tool, empowering users to forecast their storage and networking savings accurately.

To celebrate the launch of the beta service, Beamr is pleased to offer an exclusive 100GB free program, allowing users to experience the power of NVIDIA NVENC and Beamr CABR firsthand. Sign up today at https://cloud.beamr.com and get access to the 100GB free program to experience the future of video optimization at scale.

my podcasting platform

Workload
Accelerated by Nvidia

View

Input

Total Video Files

435,360

Total Input Video Size

1015 TB

S3://mycompanyvids.s3.amazon...

Output

Total Video Files

435,360

Total Savings

34.2%

Total Savings

-347 TB

Total Output Video Size

668 TB

S3://mycompanyvids.s3.amazon...

$114,160

Expected Yearly Savings

Video Storage Size

1 PB

Monthly CDN Bandwidth

500 TB

Current Cost / Year
(Estimated)

~~$547K~~

Expected Cost / Year
(Estimated)

$433K

This is an illustration of the Beamr SaaS Dashboard

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on April 24, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com